Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

December 20, 2010

Christopher Owings
Assistant Director
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2009
Filed March 1, 2010
Proxy Statement on Schedule 14A
Filed March 18, 2010
File No. 001-06364

Dear Mr. Owings:

Please accept this correspondence in response to your letter of November 22, 2010.

1.	Please include the representations included at the end of our letter dated September 27, 2010 (“Tandy representations”) in your next response letter.

Management response:

The Tandy representations are included below.

Proxy Statement on Schedule 14A

Compensation of Directors, page 13

2.
We note your response to comment 5 in our letter dated September 27, 2010. However, it is unclear whether you are using the Mercer Human Resources Consulting, Hay Group, and Towers Perrin studies for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies of the Towers Perrin study. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Management response:

The references to Mercer Human Resources Consulting and Hay Group were solely for historical purposes with regard to compensation studies performed in 2005 and 2006. The compensation decisions referenced in the April 22, 2010 Proxy Statement were based on the 2008 Towers Perrin study.

As indicated, the reference points for that Director Compensation Study were the Company’s peer companies -  AGL Resources Inc., Atmos Energy Corp., Black Hills Corp., CH Energy Group Inc., Chesapeake Utilities Corp., Energen Corp., Laclede Group Inc., New Jersey Resources Corp., Nicor Inc., Northwest Natural Gas Co., Piedmont Natural Gas Co., Southern Union Co., Southwest Gas Corp., Vectren Corp. and WGL Holdings Inc.

Using the peer companies outlined above, Towers Perrin found that the Directors’ total cash compensation (cash retainers plus meeting fees) were $3,500 below the 50th percentile of the peer group. Notwithstanding this finding, as indicated in the Proxy Statement, there was no increase to the director cash compensation.

As indicated in our response of October 28, 2010, the Towers Perrin study revealed that the Company’s total stock based compensation was below the 25th percentile of the peer group and based on that finding, the general equity award of $35,000 was increased. (See Management Response to Item 6 of the letter dated September 27, 2010.)

Towers Perrin provided two tables to substantiate their findings with regard to cash compensation and stock awards. A copy of these tables (Exhibits “A” and “B”) have not been attached as a request to maintain confidentiality.

Compensation Discussion and Analysis, page 15

Compensation practices, page 16

3.
We note your response to comment 9 in our letter dated September 27, 2010. You state that “[b]oth the survey data and the proxy information are used to establish the 50th percentile of the market against which we benchmark our compensation on a job-by-job basis.” Since it appears that you benchmark compensation, please provide the names of the companies in each of the studies, including names of the companies from which your management collects proxy information. See Item 402(b)(2)(xiv) of regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Management response:

See Exhibits “C” and “D” for the list of companies in each of the studies utilizedby South Jersey Industries, Inc.  Exhibit “E” is the list of companies from whichproxy information is collected.

Compensation Components, page 18

4.
We note your response to comment 10 in our letter dated September 27, 2010. You still have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance based annual cash awards and long-term incentives. For example, for annual cash awards you have not disclosed the targets for economic earnings per share or financial performance of relevant subsidiary. If there are targets or measures of the “bsc” for financial, customer, process, and learning and growth you should disclose them. You should define economic earnings and the measure on which cash awards are based. For long-term incentives, you have not disclosed the targets for relative shareholder return. Please disclose the specific performance targets used to determine incentive amounts for 2009, as well as where your performance fell with respect to the targets, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/ regskinterp.htm

Management response:

Annual cash is awarded based on company performance which for 2009 was set at $2.35 earnings per share.  By achieving earnings per share of $2.38, annual cash of 100% of target was earned.  At an earnings per share amount of $2.47 per share, one hundred and twenty five percent of target would have been earned.  Economic earnings per share are used as a measure for annual cash, we define economic earnings as income from continuing operations, (1) less the change in unrealized gains and plus the change in unrealized losses, as applicable and in each case after tax, on all commodity derivative transactions and the ineffective portion of interest rate derivative transactions that we are marking to market, and (2) adjusting for realized gains and losses, as applicable and in each case after tax, on all hedges attributed to inventory transactions to align them with the related cost of inventory in the period of withdrawal.  Economic Earnings is a significant performance metric used by our management to indicate the amount and timing of income from continuing operations that we expect to earn related to derivative transactions.  Specifically, we believe that this financial measure indicates to investors the profitability of all portions of these transactions and not just the portion that is subject to mark-to-market valuation measurement.  Considering only one side of the transaction can produce a false sense as to the profitability of our derivative activities, as no change in value is reflected for the non-derivative portion of the transaction. In addition to earnings per share, each Named Executive Officer (“NEO”) has objectives with assigned targets that need to be achieved in order to earn a portion of their annual cash.  A copy of this table (Exhibits “F”) has not been attached as a request to maintain confidentiality.

With regard to long term incentives targets for shareholder return are earned based upon the Company’s relative total shareholder return measured against industry peer companies, over three year cycles.  LTIP performance is evaluated as the Company’s total shareholder return as a percentile of the peer group.  The target performance level for each vintage of stock grants is the 50th percentile of the peer group at the end of the three year cycle.  For payouts earned at various levels of performance see the chart attached as Exhibit “G”.

For the three year performance cycles ending December 31st 2007, 2008 and 2009 the Company’s performance as a percentile of the peer group in three year total shareholder return is set forth in the chart attached as Exhibit “H”.

On behalf of South Jersey Industries, I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments of the defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Gina Merritt-Epps, Esq.

Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

GME/sjh
cc: E. J. Graham

Exhibit "A"

Exhibit “A” has not been attached as a request to maintain confidentiality.

Exhibit "B"

Exhibit “B” has not been attached as a request to maintain confidentiality.

Exhibit "C"

Overview of Survey Participants

Participant List

AGL Resources
Alliant Energy
Atmos Energy Corporation
Avista Corporation
Cascade Natural Gas Corporation
CenterPoint Energy, Inc.
Central Hudson Gas & Electric
Chesapeake Utilities Corporation
Citizens Gas & Coke Utility
Colorado Springs Utilities
Constellation Energy
Consumers Energy Company
Dominion Resources, Inc.
DTE Energy
Duke Energy Corporation
Energen Corporation
EnergySouth, Inc.
Entergy Corporation
EON US LLC
Equitable Utilities
Exelon Corporation
Gainesville Regional Utilities
Integrys Energy Group
Intermountain Gas Company
Iroquois Pipeline Operating Company
Knoxville Utilities Board
Laclede Gas
Memphis Light Gas & Water
Metropolitan Utilities District
Middle Tenn. Natural Gas Company
Montana Dakota Utilities
Mountaineer Gas Company
National Fuel Gas Distribution Corporation
National Gas & Oil Cooperative
National Grid
New Jersey Resources Corporation
NICOR, Inc.
Nisource, Inc.
Northwest Natural Gas Company
Northwestern Energy LLC
NSTAR
Oneok, Inc.
Pepco Holdings
Philadelphia Gas Works
Piedmont Natural Gas Company, Inc.
Puget Sound Energy
Questar Corporation
SEMCO Energy
Sempra Energy
Source Gas
South Jersey Gas Company
Southern California Gas Company
Southern Union Company
Southwest Gas Corporation
UGI Utilities, Inc.
Vectren Corporation
Vermont Gas Systems, Inc.
Washington Gas Light Company
Westfield Gas & Electric Light
Xcel Energy, Inc.

American Gas Association	15	Watson Wyatt Data Services

Exhibit "D"

South Jersey Industres
SEC Data Request

Company Name	Sector

Energy Database

T.D. Williamson, Inc.	Energy
Hess Corporation	Energy
Sierra Southwest Co-Op Services, Inc.	Energy
Piedmont Natural Gas Company, Inc.	Energy
Southern Company	Energy
Southern Company - Alabama Power	Energy
Southern Company - Georgia Power	Energy
Southern Company - Southern Nuclear Operating Company	Energy
Southern Company - Mississippi Power	Energy
Southwest Gas Corporation	Energy
New York Power Authority	Energy
City of Philadelphia - Philadelphia Gas Works	Energy
Powersouth	Energy
Atmos Energy Corporation	Energy
Memphis Light, Gas & Water Division	Energy
California Independent System Operator Corporation	Energy
United Illuminating Corporation	Energy
Unitil Corporation	Energy
CHS, Inc.	Energy
Mirant Corporation	Energy
ElectriCities of North Carolina	Energy
CenterPoint Energy	Energy
Dominion Resources, Inc.	Energy
Dominion Resources, Inc. - Dominion Energy	Energy
Dominion Resources, Inc. - Dominion Generation Corporation	Energy
Dominion Resources, Inc. - VA Power	Energy
Iroquois Pipeline Operating Company	Energy
Public Works Commission of Fayetteville, North Carolina	Energy
PJM Interconnection, LLC	Energy
PG&E Corporation - Pacific Gas and Electric Company	Energy
Electric Reliability Council of Texas, Inc.	Energy
FirstEnergy	Energy
Allegheny Energy, Inc.	Energy
AGL Resources, Inc	Energy
GDF SUEZ Energy - United Water	Energy
GDF SUEZ Energy North America	Energy
GDF SUEZ Energy-SUEZ Energy Generation North America	Energy
GDF SUEZ Energy-SUEZ Energy LNG North America	Energy
GDF SUEZ Energy-SUEZ Energy Marketing North America	Energy
GDF SUEZ Energy-SUEZ Energy Retail North America	Energy
American Transmission Co. LLC	Energy
PNM Resources Inc.	Energy
Edison International - Edison Mission Energy	Energy
Energy Future Holdings	Energy
Energy Future Holdings - Luminant	Energy

Energy Future Holdings - Luminant Energy	Energy
Energy Future Holdings - Oncor Electric Delivery Company	Energy
Energy Future Holdings -- TXU Energy	Energy
Old Dominion Electric Cooperative	Energy
Central Vermont Public Service Corporation	Energy
Petrobras Americas Inc	Energy
Wood Mackenzie	Energy
DPL Inc.	Energy
Orlando Utilities Commission	Energy
City of Austin - Austin Energy	Energy
E.ON U.S., LLC	Energy
Duquesne Light	Energy
Vopak North America	Energy
NuStar Energy L.P.	Energy
Cheniere Energy, Inc.	Energy
CGGVeritas	Energy
L/B Water Service	Energy
Helmerich & Payne, Inc.	Energy
Florida Municipal Power Agency	Energy
South Jersey Industries	Energy
South Jersey Industries — Energy Solutions	Energy
South Jersey Industries — South Jersey Gas Company	Energy
AES Corporation	Energy
Southern Minnesota Municipal Power Agency	Energy

General Industry Database

Johnson County Government	General Market
Community Options, Inc.	General Market
New York City Department of Education	General Market
Tipp Enterprises — Novamex	General Market
Laureate Education, Inc	General Market
American Institute of Graphic Arts (AIGA)	General Market
Massachusetts Society of Certified Public Accountants	General Market
Kforce, Inc	General Market
Telefonica International Wholesale Services	General Market
City of Austin, TX	General Market
Sleep Innovations	Industrial
International Fellowship Of Christians & Jews	General Market
Chicago Province of the Society of Jesus	General Market
Pharmacy Onesource, Inc.	General Market
Shippensburg University Foundation	General Market
Rochester Institute of Technology	General Market
Alzheimer's Disease and Related Disorders Association	General Market
Rensselaer Polytechnic Institute	General Market
Ritchie Bros. Auctioneers	General Market
Healthcare Information Management Systems Society	General Market
Bureau Veritas	General Market
FMC Corporation	Chemical
FMC Corporation - Agricultural Products Group	Chemical
FMC Corporation - Industrial Chemicals Group	Chemical
FMC Corporation - Specialty Chemicals Group	Chemical

PPG Industries Inc. - Chemicals	Chemical
PPG Industries Inc. - Coatings & Resins	Chemical
PPG Industries Inc. - Corporate	Chemical
PPG Industries Inc. - Glass	Chemical
Honeywell - Specialty Materials	Chemical
Eastman Chemical	Chemical
Umicore	Chemical
Ashland, Inc. - Aqualon Functional Ingredients	Chemical
Ashland, Inc. - Ashland Distribution	Chemical
Ashland, Inc. - Consumer Markets	Chemical
Ashland, Inc. - Corporate	Chemical
Ashland, Inc. - Hercules Water Technologies	Chemical
Ashland, Inc. - Performance Materials	Chemical
Tronox Incorporated	Chemical
Sunoco, Inc. - Chemical Division	Chemical
INVISTA	Chemical
Dow Chemical Company, The	Chemical
Dow Chemical Company, The - Dow AgroSciences	Chemical
Dow Corning Corporation	Chemical
E. I. du Pont de Nemours and Company	Chemical
Occidental Petroleum Corporation - Occidental Chemical Corp.	Chemical
Calgon Carbon	Chemical
Olin Corporation - Chlor Alkali	Chemical
Arkema	Chemical
Solvay America - Solvay Solexis	Chemical
Solvay America Inc.	Chemical
Solvay America Inc. - Solvay Advanced Polymers, Inc.	Chemical
Solvay America Inc. - Solvay Chemicals	Chemical
Solvay America inc. - Solvay Information Technologies	Chemical
Chemtura Corporation	Chemical
Bayer Material Science	Chemical
Mosaic Company, The	Chemical
Air Products and Chemicals	Chemical
Rhodia	Chemical
BASF	Chemical
BASF - Ciba Specialty Chemicals	Chemical
Arch Chemicals, Inc.	Chemical
H.B. Fuller Company	Chemical
Williams Companies, Inc.	Chemical
Cognis	Chemical
Roquette America	Chemical
MeadWestvaco Corporation - Specialty Chemicals	Chemical
Praxair, Inc.	Chemical
NewMarket Corporation	Chemical
Georgia Gulf Corporation	Chemical
Ineos Group Limited	Chemical
Air Liquide America	Chemical
Cabot Corporation	Chemical
MacDermid	Chemical
EMD Chemicals Inc	Chemical
Evonik Degussa Corporation	Chemical
Linde Group, North America Inc.	Chemical

Millennium Inorganic Chemicals	Chemical
NOVA Chemicals, Inc.	Chemical
Lubrizol Corporation, The	Chemical
LyondellBasell North America - Lyondell	Chemical
Clariant Corporation	Chemical
International Flavors & Fragrances	Chemical
Agrium, Inc. - US	Chemical
Potash Corporation of Saskatchewan, Inc.	Chemical
Huntsman - Textile Effects	Chemical
Cytec Industries Inc.	Chemical
Lonza Inc.	Chemical
Akzo Nobel	Chemical
Akzo Nobel - Car Refinishes	Chemical
Akzo Nobel - Functional Chemicals	Chemical
Akzo Nobel - Industrial Finishes	Chemical
Akzo Nobel - International Paint Llc.	Chemical
Akzo Nobel - National Starch	Chemical
Akzo Nobel - Powder Coatings	Chemical
Akzo Nobel - Pulp & Paper Chemicals	Chemical
Akzo Nobel - Surfactants	Chemical
TOTAL S.A. - Total Petrochemicals USA	Chemical
Sasol North America, Inc.	Chemical
Infineum USA L.P.	Chemical
Chevron Phillips Chemical Company LLC	Chemical
Champion Technologies	Chemical
Champion Technologies - Corsicana Technologies	Chemical
Shepherd Color Company	Chemical
Buckman Laboratories	Chemical
Innophos, Inc.	Chemical
LANXESS	Chemical
Westlake Chemical Corporation	Chemical
Siegwerk USA Inc.	Chemical
Momentive Specialty Chemicals, Inc.	Chemical
Michelman Inc.	Chemical
Baker Petrolite	Chemical
Sika Corporation	Chemical
Bluestar Silicones	Chemical
Zep Inc.	Chemical
Canexus	Chemical
SABIC Innovative Plastics US LLC	Chemical
GEO Specialty Chemicals	Chemical
Nitto Denko America — Permacel Automotive	Chemical
Americas Styrenics	Chemical
ICL Industrial Products	Chemical
DSM Nutritional Products, Inc.	Chemical
DSM Resins U.S. Inc. - DSM Chemicals North America, Inc.	Chemical
Firmenich, Incorporated	Chemical
OCI Chemical	Chemical
Borealis Compounds Inc.	Chemical
Ferro Corporation	Chemical
Southern Company	Industrial
FirstEnergy Corp.	Industrial

Weston Solutions	Industrial
Jacobs Engineering Group Inc.	Industrial
Zachry Construction Corporation	Industrial
Granite Construction Incorporated	Industrial
Day & Zimmermann	Industrial
Gilbane, Inc.	Industrial
Bovis Lend Lease	Industrial
McCarthy Building Companies Inc.	Industrial
PCL Construction Enterprises Inc.	Industrial
Tishman Realty & Construction Co. Inc.	Industrial
Turner Construction Company	Industrial
Weitz Company	Industrial

NACCO Materials Handling Group	Industrial
Bridgestone Americas, Inc.	Industrial
Saint-Gobain Corporation	Industrial
Voith - Voith Hydro Inc.	Industrial
Voith - Voith Paper Fabric & Roll Systems Inc	Industrial
Continental Automotive Systems, Inc.	Industrial
Michelin North America	Industrial
Flowserve Corporation	Industrial
Valmont Industries, Inc. - Coatings	Industrial
Valmont Industries, Inc. - Corporate	Industrial
Valmont Industries, Inc. - International	Industrial
Valmont Industries, Inc. - Irrigation	Industrial
Valmont industries, Inc. - Structures Division	Industrial
Valmont Industries, Inc. - Tubing	Industrial
Valmont Industries, Inc. - Utilities	Industrial
Marmon Group, Inc., The - Union Tank Car	Industrial
Hexagon Metrology, Inc.	Industrial
Cooper Industries, Ltd. - B-Line	Industrial
Cooper Industries, Ltd. - Bussmann	Industrial
Cooper Industries, Ltd. - Cooper Tools	Industrial
Cooper Industries, Ltd. - Corporate	Industrial
Cooper Industries, Ltd. - Crouse-Hinds ECM	Industrial
Cooper Industries, Ltd. - Lighting	Industrial

Cooper Industries, Ltd. - Power Systems	Industrial
Cooper Industries, Ltd. - Wiring Devices	Industrial
Lehigh Hanson	Industrial
Lehigh Hanson - Building Products	Industrial
Lehigh Hanson - Canada Region	Industrial
Lehigh Hanson - Lehigh White	Industrial
Lehigh Hanson - North Region	Industrial
Lehigh Hanson - South Region	Industrial
Lehigh Hanson - West Region	Industrial
Ingersoll Rand Company Limited	Industrial
Ingersoll Rand Company Limited - Climate Control	Industrial
Ingersoll Rand Company Limited - Enterprise Services	Industrial
Ingersoll Rand Company Limited - Industrial Technologies	Industrial
Ingersoll Rand Company Limited - Security Technologies	Industrial
Ingersoll Rand Company Limited - Trane Residential	Industrial
Caterpillar Inc.	Industrial
Joy Global, Inc.	Industrial
Joy Global, Inc. - Joy Mining Machinery	Industrial
SPX Corporation	Industrial
Modine Manufacturing Company	Industrial
Belden	Industrial
Wienerberger - General Shale Brick, Inc.	Industrial
Illinois Tool Works Inc.	Industrial
Owens-Illinois, Inc.	Industrial
Pilkington	Industrial
Eaton Corporation	Industrial
Noranda Aluminum	Industrial
Noranda Aluminum - Gramercy	Industrial
Noranda Aluminum - Noranda Primary	Industrial
Noranda Aluminum - Norandal	Industrial
ArcelorMittal Tubular Products	Industrial
ArcelorMittal Tubular Products	Industrial
ArcelorMittal Tubular Products Mechanical	Industrial
Sonoco Products Company	Industrial
CNH Global N.V.	Industrial
Andersons, Inc., The	Industrial
Cargill, Inc.	Industrial
American Crystal Sugar Company	Industrial
Hallmark Cards, Inc.	Industrial
MeadWestvaco Corp - Community Development & Land Management	Industrial
MeadWestvaco Corporation - Calmar	Industrial
MeadWestvaco Corporation - Consumer & Office Products	Industrial
MeadWestvaco Corporation - Consumer Solutions	Industrial
MeadWestvaco Corporation - Corporate	Industrial
MeadWestvaco Corporation - Global Business Services	Industrial
MeadWestvaco Corporation - Packaging Resource Group	Industrial
MeadWestvaco Corporation - Specialty Papers	Industrial
Deere & Company	Industrial
Associated Materials, Inc.	Industrial
Mitsubishi International Corporation	Industrial
Hilti - US	Industrial
Newark InOne	Industrial

ABB, Inc.	Industrial
FANUC CNC America Corporation	Industrial
Hillwood Development Corporation	Industrial
Matthews International Corporation	Industrial
Huhtamaki	Industrial
CHS, Inc. (307511)	Industrial
Tate & Lyle Americas	Industrial
Tate & Lyle Americas - Custom Ingredients	Industrial
Tate & Lyle Americas - Ingredients Americas	Industrial
Tate & Lyle Americas - Tate & Lyle Sucralose	Industrial
Amsted Industries, Inc. - Amsted Rail	Industrial
Amsted Industries, Inc. - Baltimore Aircoil	Industrial
Amsted Industries, Inc. - Burgess Norton	Industrial
Amsted Industries, Inc. - Consolidated Metco Inc.	Industrial
Amsted Industries, Inc. - Corporate	Industrial
Amsted Industries, Inc. - Diamond Chain	industrial
Amsted Industries, Inc. - Griffin Pipe	Industrial
Amsted Industries, Inc. - Means Industries, Inc.	Industrial
Pioneer Hi-Bred International, Inc.	Industrial
Ensign-Bickford Industries	Industrial
Brambles	Industrial
Johnson Controls	Industrial
FM Global	Industrial
PCS - Potash	Industrial
Plastic Omnium	Industrial
Benteler North America	Industrial
BMW Manufacturing	Industrial
ZF Group North American Operations	Industrial
GrafTech International, LTD	Industrial
Southern Star Concrete	Industrial
Griffith Laboratories USA	Industrial
Eagle Ottawa, LLC	Industrial
Groupe SEB	Industrial
Denso Manufacturing	Industrial
Armacell LLC	Industrial
Day & Zimmermann	Industrial
Ford Motor	Industrial
MonierLifetile LLC	Industrial
Handy & Harman	Industrial
Dawn Food Products, inc.	Industrial
Lenzing Fibers Inc - Hahl	Industrial
Lenzing Fibers Inc.	Industrial
Lopez Foods	industrial
Ply Gem Siding Group	industrial
Bunge North America, Inc.	Industrial
BELIMO Americas	Industrial
Ball Corporation	Industrial
Agfa Corporation	Industrial
Agfa Corporation - Agfa Materials	Industrial
S&B Industrial Minerals S.A. - N.A.	Industrial
S&B Industrial Minerals S.A. - Stollberg Inc	Industrial
Bal-Seal Engineering Inc	Industrial

Sitel Semiconductor	Industrial
Amcor Limited	Industrial
Amcor Limited - Amcor PET Packaging	Industrial
Glatfelter	Industrial
WireCo World Group Inc.	Industrial
Vallourec	Industrial
Danfoss	Industrial
Howden Buffalo Inc.	Industrial
ASML	Industrial
TomTom, Inc.	Industrial
Italcementi	Industrial
Flexco	Industrial
Archer Daniels Midland	Chemical
Konica Minolta Graphics Imaging, Inc	Industrial
Barnes Group Inc.	Industrial
PERI USA	Industrial
Anonymous Industrial Company	Industrial
Thomas Steel Strip Corp.	Industrial
Jaguar Land Rover NA	Industrial
Southco, Inc.	Industrial
Forbo Flooring	Industrial
Siemens Corporation	Industrial
Mersen Group	Industrial
United States Steel Corporation	Industrial
Gerdau AmeriSteel Corporation	Industrial
ArcelorMittal	Industrial
AK Steel Corporation	Industrial
Severstal - Severstal North America	Industrial
CSN	Industrial

Exhibit “E”

SOUTH JERSEY INDUSTRIES, INC.

Proxy Position 1 and Chief Executive Officer	Top Financial Position	Proxy Position 3	Proxy Position 4	Proxy Position 5

Almos Energy Corp.	Almos Energy Corp.	Almos Energy Corp.	Almos Energy Corp.	Almos Energy Corp.

Nicor, Inc.	New Jersey Resources Corp.	New Jersey Resources Corp.	Nicor, Inc.	Nicor, Inc.

New Jersey Resources Corp.	WGL Holdings Inc.	WGL Holdings Inc.	New Jersey Resources Corp.	New Jersey Resources Corp.

WGL Holdings Inc.	Southern Union Co.	Southern Union Co.	WGL Holdings Inc.	WGL Holdings Inc.

Southern Union Co.	AGL Resources Inc.	AGL Resources Inc.	Southern Union Co.	Southern Union Co.

AGL Resources Inc.	Vectren Corp,	Vectren Corp.	AGL Resources Inc.	AGL Resources Inc.

Vectren Corp.	Southwest Gas Corp.	Southwest Gas Corp.	Vectren Corp.	Vectren Corp.

Southwest Gas Corp.	Laclede Group Inc.	Laclede Group Inc.	Southwest Gas Corp.	Southwest Gas Corp.

Laclede Group Inc.	Piedmont Natural Gas Co. Inc.	Piedmont Natural Gas Co. Inc.	Laclede Group Inc.	Laclede Group Inc.

Piedmont Natural Gas Co. Inc.	Energen Corp.	Energen Corp.	Piedmont Natural Gas Co. Inc.	Piedmont Natural Gas Co. Inc.

Energen Corp.	CH Energy Group Inc.	CH Energy Group Inc.	Energen Corp.	Energen Corp.

CH Energy Group Inc.	Northwest Natural Gas Co.	Northwest Natural Gas Co.	CH Energy Group Inc.	CH Energy Group Inc.

Northwest Natural Gas Co.	Black Hills Corp/5D	Black Hills Corp/SD	Northwest Natural Gas Co.	Northwest Natural Gas Co.

Black Hills Corp/SD	Chesapeake Utilities Corp.	Chesapeake Utilities Corp.	Black Hills Corp/SD	Black Hills Corp/SD

Chesapeake Utilities Corp.			Chesapeake Utilities Corp.	Chesapeake Utilities Corp.

Exhibit "F"

Exhibit “F” has not been attached as a request to maintain confidentiality.

Exhibit “G”

Long Term Incentive Program Performance Measures

Level of Performance of SJI compared to Peers	Pay out Earned at Close of 3 vear period

Less than 35th percentile	0

35th percentile	50%

50th percentile	100%

80th percentile	150%

Exhibit “H”

Actual SJI LTIP Performance for Three Year Performance Cycles

End Date of Performance Cvcle	SJI Performance as a % of Peer Gro	Pay out of LTIP

12/31/2007	72.60%	137.70%

12/31/2008	89.80%	150%

12/31/2009	77.10%	145.20%